Mail Stop 3561

      							November 10, 2005


Adrian Meszaros
Chief Financial Officer
Multicanal S.A.
Avalos 2057
(1431) Buenos Aires, Argentina

	Re:	Multicanal S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 20, 2005
      File No. 333-07112

Dear Mr. Meszaros:

      We have reviewed your supplemental response letter dated October 20, 2005, as well as your filing and previous response letter dated September 22, 2005, and have the following comments. As noted in our comment letter dated September 7, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


Form 20-F for Fiscal Year Ended December 31, 2004

1. We note your response to prior comment 1 and have further comment.
You state that had you accounted for the purchase of the subscribers as an acquisition of a business, you would have recognized both goodwill and intangibles. Tell us why you believe this purchase would have met the definition of a business under the guidance in EITF 98-3. We may have further comment.

2. If you continue to believe that the purchase of the subscribers meets the definition of a business, you should explain to us in detail how you determined that the remaining Ps. 24 million should not have been assigned to other intangible assets that meet the criteria in paragraph 39 of SFAS 141. In your response you should explain to us, in detail, why you did not assign any value to the types of assets identified in paragraph A14 of SFAS 141.

3. Please explain to us how you determined that the Ps. 4 million assigned to the subscribers represents the fair value of this acquired asset.

4. Also, tell us what amortization period you would have used for both the intangible asset and the goodwill in determining the net book value as of December 31, 2004.

5. If you revise your accounting for the acquisition of subscribers you should treat it as a correction of an error for US GAAP reporting purposes. It would be necessary for you to restate all reported periods pursuant to paragraph 36 of APB Opinion 20 and provide the disclosures called for in paragraph 37 of APB Opinion 20 in an amended Form 20-F. You should also indicate above each column in your reconciliations of net income and shareholders` equity that the information has been restated. In addition, you should have your auditor reissue an updated opinion on the corrected financial statements.

6. If you believe that the purchase of the subscribers does not meet the definition of a business, we would continue to question why you did not revise the useful lives of the subscriber intangible assets to reflect Multicanal`s historic churn rate when applying the SFAS 142, paragraph 53 transition guidance. It may be necessary for you to revise your accounting in response to this comment.

*   *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
Adrian Meszaros
Multicanal S.A.
November 10, 2005
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